Exhibit VII

THE MEMBER COUNTRIES

The following information has been extracted from publicly available sources. While we believe that the information is reliable, we have not independently verified it. We undertake no obligation to update any of these figures or amend them if the public sources are subsequently revised.

As used herein, the terms “EUR” and “euro” refer to the currency introduced on January 1, 1999, and adopted by the economic and monetary union of the European Union (“EMU”) as the unit of account of the institutions of the European Communities as well as the currency of the nineteen participating member states of the EMU and the unit of account of the central banks of such member states. On December 31, 2024, the EUR/USD exchange rate published by the European Central Bank was 1.0389 U.S. dollars per one euro. No representation is made that EUR amounts actually represented, or have been or could be converted into, U.S. dollars at such rate or at any other rates on such date.

Selected Demographic and Economic Data

The following table presents selected demographic and economic data for NIB’s member countries for the years indicated:

	Denmark	Estonia	Finland	Iceland	Latvia	Lithuania	Norway	Sweden
Population
2024	5,961,249	1,374,687	5,603,851	383,567	1,871,882	2,885,891	5,550,217	10,551,707
2023	5,932,654	1,365,884	5,563,970	387,758	1,883,008	2,857,279	5,488,984	10,521,556
2022	5,873,420	1,331,796	5,548,241	376,248	1,875,757	2,805,998	5,425,270	10,452,326
Nominal GDP (EUR millions)
2024	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2023	376,430.0	38,187.8	273,318.0	28,975.3	39,072.5	73,792.8	448,716.8	540,833.3
2022	382,309.3	36,442.8	266,135.0	27,362.4	36,103.7	67,455.5	565,021.9	551,781.0

	Denmark	Estonia	Finland	Iceland	Latvia	Lithuania	Norway	Sweden
Nominal GDP (EUR per capita)
2024	66,230	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2023	63,290	27,960	49,000	73,930	20,770	25,700	81,290	51,020
2022	64,730	27,360	47,890	76,350	19,140	23,820	103,540	52,410
Real GDP Growth Rate(1) (in %)
2024	3.6	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2023	2.5	-3.0	-1.2	5.0	1.7	0.3	0.5	-0.2
2022	1.5	0.1	0.8	9.0	1.8	2.5	3.0	1.5
Harmonized Consumer Price Index – Inflation Rate(2) (in %)
2024	1.3	3.7	1.0	4.5	1.3	0.9	2.8	2.0
2023	3.4	9.1	4.3	8.0	9.1	8.7	5.8	5.9
2022	8.5	19.4	7.2	5.7	17.2	18.9	6.2	8.1
Industrial Product Price Index(3) (in %)
2024	3.3	-1.0	-2.5	n/a	-4.2	-2.4	-1.8	-0.2
2023	-0.3	0.9	-4.3	n/a	0.8	-2.3	-21.8	-0.7
2022	28.9	27.0	24.4	n/a	30.8	26.0	51.9	21.5

	Denmark	Estonia	Finland	Iceland	Latvia	Lithuania	Norway	Sweden
Unemployment (in %)
2024	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2023	5.1(7)	6.4	7.2	3.5	6.5	6.9	3.6	7.7
2022	4.5	5.6	6.8	3.8	6.9	6.0	3.2	7.5
Balance of Payments (EUR millions)
2024(8)	14,911.5	-305.9	2,305.0	302.7	-460.0	498.6	18,025.8	8,238.0
2023(4)	10,747.6	206.5	958.0	-95.7	-112.0	273.8	19,032.9	9,699.2
2022(4)	10,345.2	-343.9	1,498.0	-220.2	-214.0	-1,239.4	31.738,9	7,775.1
Public Finance (5) (EUR millions)
2024	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
2023	12,444.7	-1,088.1	8,171.0	n/a	931.7	509.2n/a	n/a	-3,737.1
2022	13,165.4	-391.5	-462.0	n/a	-1,753.6	-476.6	n/a	5,487.1
Public Debt (6) (in %)
2024(4)(9)	33.6	24.0	81.5	n/a	47.7	38.4	n/a	31.6
2023(4)	33.6	20.2	77.3	n/a	45.0	37.3	n/a	31.4
2022(4)	34.1	19.1	74.0	n/a	44.4	38.1	n/a	33.6

Source: Eurostat.

n/a	Not available.
(1)	Amounts shown are chain-linked through successive application of the GDP growth rates to the previous year’s prices.
(2)	Percentage change as compared to previous year.
(3)	Percentage change as compared to previous year. Excludes construction, sewerage, waste management and remediation activities.
(4)	Amounts shown are for Q4.
(5)	Deficit or surplus.
(6)	Public debt as a percentage of GDP.
(7)	Break in time series.
(8)	2024 Q3 data available only
(9)	2024 Q3 provisional data available only